Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	30 September 2016, at 2.15 p.m. (EET)

ACORDA THERAPEUTICS, INC. GAINS TITLE TO ALL SHARES IN BIOTIE THERAPIES CORP. AND THE SHARES WILL DELIST FROM NASDAQ HELSINKI

Acorda Therapeutics, Inc. (Nasdaq: ACOR) (”Acorda”) has today lodged security approved by the Arbitral Tribunal and thus gained title to all the shares in Biotie Therapies Corp. (Nasdaq Helsinki: BTH1V) (“Biotie”) in accordance with Chapter 18, Section 6 of the Finnish Companies Act. After the security has been lodged, the minority shareholders of Biotie being parties to the redemption proceedings are only entitled to receive the redemption price and the interest payable thereon.

Upon application by Biotie, Nasdaq Helsinki Ltd (“Nasdaq Helsinki”) has on 25 August 2016 decided that the Biotie shares will be delisted from the Official List of Nasdaq Helsinki upon title to all shares in Biotie having been transferred to Acorda. The quoting of the Biotie shares on Nasdaq Helsinki will thus cease in accordance with a separate release to be published by Nasdaq Helsinki.

Turku, 30 September 2016

Biotie Therapies Corp.

Antero Kallio
CEO

For further information, please contact:

Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver. Biotie is a subsidiary of Acorda Therapeutics, Inc. ("Acorda") and its shares, excluding of those owned by Acorda, are currently subject to a redemption process in accordance with the Finnish Companies Act.

For more information, please visit www.biotie.com.

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda Therapeutics is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, post-stroke walking difficulties, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.